Exhibit 21.1
SUBSIDIARIES OF PIPER JAFFRAY COMPANIES

Name*	State or Jurisdiction of Entity
Piper Jaffray & Co.	Delaware
PJH Idaho, Inc.	Idaho
PJH Montana, Inc.	Montana
PJH South Dakota, Inc.	South Dakota
PJH Utah, Inc.	Utah
PJH Wyoming, Inc.	Wyoming
PJI Arizona, Inc.	Arizona
Piper Jaffray Ltd.	United Kingdom
PJC Nominees Ltd.	United Kingdom
Piper Jaffray Financial Products Inc.	Delaware
Piper Jaffray Financial Products II Inc.	Delaware
Piper Jaffray Funding LLC	Delaware
Piper Jaffray Lending LLC	Delaware
Piper Jaffray Private Capital Inc.	Delaware
Piper Jaffray Ventures Inc.	Delaware
Piper Ventures Capital Inc.	Delaware

*	Indentation indicates the principal parent of each subsidiary.